FORTIS

Solid partners, flexible solutions

Results first three quarters 2002

FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 22 November 2002

Solid operating performance; net loss due to lower market value of the equity portfolio

First three quarters of 2002 (in EUR million)		Changes relative to 2001
Net Operating Profit before realised capital gains	**1.610**	**+3%**
Net Operating Profit after realised capital gains	**1.909**	**-8%**
Value adjustment of the equity portfolio	(2.125)	
Net Operating Profit after value adjustment of the equity portfolio	**(216)**	
Non Operating Items	129	
Net profit	**(87)**	

- **Net operating profit[1] excluding realized capital gains EUR 1,610 million (+3%); EUR 1,909 million (-8%) including**
- **Net operating profit Banking +2%; 8% cost reduction; cost-income ratio 60.5%**
- **Technical results Life +15%; Non-Life +17%**
- **Total costs for Fortis as a whole 4% lower**
- **Value adjustment of the equity portfolio at the end of September lead to net loss of EUR 87 million**

- **Unrealized capital losses on the equity portfolio EUR 1.5 billion on 15 November (EUR 0.6 billion better than at the end of September)**
- **Strong solvency position: EUR 8.1 billion above legally required minimum on 15 November**

Fortis CEO Anton van Rossum comments:

"Thanks to the dedication of our staff, Fortis achieved a solid perfomance in the first nine months of the year. Excluding realized capital gains net operating profit rose 3% relative to the first three quarters of 2001 – Fortis's strongest nine-month period ever. However, due to the exceptional developments in the equity markets worldwide, as from mid-July the market value of the equity portfolio fell below its original cost for the first time in the

[1] *This and every other reference to net operating profit in this report take no account of the value adjustment of the equity portfolio.*

history of Fortis. We took the difference to the profit & loss account per 30 September, the market low, due to which we closed the first three quarters of 2002 with a net loss of EUR 87 million.

We expect net operating profit for the full year, excluding the value adjustment on the equity portfolio, to develop in line with the first three quarters.
Given the current outlook, our continued strong solvency, and barring unforeseen circumstances, the Board of Directors has the intention to propose paying a dividend on a par with that paid in 2001".

Despite the decline in the market value of the equity investments, Fortis's **solvency** remains as strong as ever. Equity investments account for only 8% of the total investment portfolio. On 30 September 2002 Fortis's net core capital amounted to EUR 17.3 billion, which is EUR 7.5 billion (77%) above the legally required minimum of EUR 9.8 billion. The surplus relative to Fortis's own floor came to EUR 1.8 billion (11%). Based on the share prices prevailing on 15 November, net core capital exceeds the legally required minimum by EUR 8.1 billion (83%), and Fortis's own floor by EUR 2.4 billion (15%). This is a conservative calculation of net core capital, as it does not include unrealized capital gains on the bond portfolio (EUR 3.6 billion on 30 September 2002, EUR 3.0 billion on 15 November) nor goodwill, nor embedded value elements.
On 30 September the tier-1 ratio in Banking came to 8.7% (8.5% on 31 December 2001).

The **solid operating performance** of the first half of 2002 continued in the third quarter. Despite the weak economic conditions Fortis turned in a solid operating performance. Fortis combines the stability of a big company and the flexibility needed to adjust adequately to changing circumstances. Thanks to its diversified activities Fortis has been able to respond promptly to the changing economic environment. Net operating profit[2] excluding realized capital gains was 4% higher for both Banking and Insurance than it was in the first three quarters of 2001.

In Banking total **revenue** after deduction of interest expenses fell by 4%. Higher net interest income was offset by lower market-related income, such as commission income. In **Insurance**, gross premium income declined by 7% to EUR 15,594 million, particularly due to the drop in sales of unit-linked insurance.

Total **costs** for Fortis remained well under control in the past nine months and fell 4%.
Costs in Banking continued to develop favourably and ended up 8% lower than in the first three quarters of 2001, partly owing to the numerous cost-saving measures taken. The integration of the branch networks in Belgium and the Netherlands is on track. In addition, Fortis has reacted adequately to the adverse market conditions, by means of continued streamlining of its activities, in particular those in Merchant Banking, Asset Management and Private Banking. The cost-income ratio was reduced to 60.5% at the end of the third quarter of 2002, from 63.6% on 30 September 2001. Relative to 31 December 2002, the number of FTEs in Banking was reduced by 1,964 to 40,145 (-5%). This means that the targeted personnel reduction for 2002 has almost been achieved.
The number of FTEs in Insurance in the Benelux region remained unchanged organically from the end of last year (costs +3%). Due to the expansion of activities in the United States and the acquisition of Bernheim Comofi (1,491 FTEs), the total number of FTEs in Insurance rose from 23,803 on 31 December 2001 to 25,467 on 30 September 2002. Total costs in Insurance were up 7%.

[2] *Due to Fortis's portfolio valuation approach, the value adjustment of the equity portfolio is not allocated per activity or business, but is accounted for in the net operating profit at group level. All references made hereafter to net operating profit therefore exclude the value adjustment of the equity portfolio.*

In Banking the dotation to the **provision for credit risks** attached to lending in the first three quarters of 2002 came to EUR 392 million. In the third quarter Fortis observed a negative development in its lending to customers, which development may continue in the fourth quarter. For 2002 as a whole, the dotation to the provision for credit risks should not exceed that of full-year 2001 (EUR 667 million).

Having issued updates in July and August, Fortis on 2 October 2002 provided insight into the **value movements of its equity portfolio** in the third quarter and the implications for its solvency position. Due to the highly exceptional stock market developments the value of the equity portfolio from mid-July fell below its original cost for the first time in the history of Fortis. At the market low on 30 September 2002 the difference between the market value and the original cost amounted to EUR 2.1 billion (after tax). The difference was taken to the profit & loss account through an adjustment of the net operating profit. Based on the share prices prevailing on 15 November the difference would already have fallen to EUR 1.5 billion.

Key figures (in EUR million)

	First three quarters 2002	*First three quarters 2001*	*Increase in %*
Fortis			
Net operating profit excluding realized capital gains	1,610	1,568	3
Net operating profit [1]	1,909	2,070	(8)
Net operating profit including value adjustment of the equity portfolio	(216)	2,070	
Net profit	(87)	2,506	
Net equity	10,589	13,845 [3]	(24)
Return on equity (%)		21.7	
Total assets under management	284,200	316,106 [3]	(10)
Banking			
Net operating profit excluding realized capital gains	933	896	4
Net operating profit [2]	1,200	1,179	2
Cost/income ratio (%) [4]	60.5	63.6	
FTEs (end of reporting period)	40,145	42,109 [3]	(5)
Tier-1 ratio (in %)	8.7	8.5 [3]	
Insurance			
Technical result Life	620	538	15
Technical result Non-life	434	371	17
Net operating profit excluding realized capital gains	811	780	4
Net operating profit [2]	855	999	(14)
FTEs (end of reporting period)	25,467	23,803 [3]	7

Key figures per share (in EUR)

Net operating profit [1]	1.47	1.60	(8)
After full conversion [1][5]	1.45	1.57	(8)
Net profit	(0.07)	1.94	
After full conversion [5]	(0.07)	1.89	
Net equity	8.17	10.70 [3]	(24)

[1] *This and every other reference to net operating profit in this report take no account of the value adjustment of the equity portfolio..*
[2] *Due to Fortis's portfolio valuation approach, the value adjustment of the equity portfolio is not allocated per activity or business, but is accounted for in the net operating profit at group level. All references made hereafter to net operating profit therefore exclude the value adjustment of the equity portfolio.*
[3] *2001 year-end.*
[4] *Including FB Insurance, net of leasing.*
[5] *After exercise of warrants and options and after full conversion of convertible bonds.*

Developments per business

Banking

The net operating profit excluding realized capital gains in the **banking business** totalled EUR 933 million, a 4% rise relative to the same period in 2001. The rise is attributable mainly to cost control. The total net operating profit including realized capital gains climbed 2% to EUR 1,200 million. On the income side, net interest income was up 3%. The other income categories declined. Net commission income fell 10% relative to the first three quarters of 2001. Income from financial transactions was down 14%. Other income ended up 3% lower. This may be attributed in part to loss of income as a consequence of the sale of TOP Lease in the second quarter of 2002.

Costs in the banking business continued to develop favourably, ending 8% lower than in the first three quarters of 2001 thanks to a whole host of cost-saving measures. Labour costs fell by 2% thanks to staff cutbacks. Other costs were down 16%. The cost-income ratio dropped from 63.6% on 30 September 2001 to 60.5% at the end of the third quarter of 2002.

The net operating profit in **Network Banking** was 14% higher than last year at EUR 1,009 million. In line with the planned staff cuts, the number of FTEs was reduced by 1,222 to 21,382 compared with year-end 2001.The integration of the branch network in Belgium and the Netherlands remains on track. In the first three quarters of 2002, the number of branches in Belgium (excluding the branches of Krediet aan de Nijverheid) was reduced by 179 to 1,738 compared with year-end 2001. In the Netherlands, the number of branches was reduced by 26 to 205. The expansion of the network of business centres outside the Benelux countries is proceeding according to plan; small and medium-sized businesses now have access to about 100 business centres in Europe. Fortis's customers are postponing investment, causing the number of credit applications to decline. Risk-weighted liabilities have stabilized as a result.

At FB Verzekeringen gross premium income fell by 39% to EUR 1,267 million relative to the first three quarters of 2001. The drop in gross premiums in Life, to EUR 1,144 million, may be attributed almost entirely to the decline in sales of unit-linked products. Sales of other products have remained stable.

Merchant Banking's net operating profit totalled EUR 211 million in the first three quarters of 2002. This is a 37% decline on the exceptional year 2001. The third quarter showed a particularly sharp fall. This performance is due to a combination of adverse market conditions and seasonal effects. Market-related activities were negatively affected by the bearish and volatile stock markets. Nevertheless, Merchant Banking's gross results remained positive in the third quarter. Services provided for institutional investors and client-centred activities contributed positively to results, but to a lesser extent than in the previous quarter.
Since 31 December 2001 the number FTEs declined by 62 to 2,673.

In the third quarter, **Fortis Investment Management** (FIM) continued to make major progress in strengthening its internal organisation. An investment centre structure, made up of small, specialist groups focusing on one core product, was firmly established and the quality of the product range has been improved by several key hires in both the investment and marketing divisions. Expansion in pan-European third-party business has continued at a fast pace and the new commercial offices in Austria and Germany have reported their first encouraging results.

At the end of the third quarter of 2002, FIM recorded revenue growth of EUR 15 million to a total of EUR 168 million, which represents a 10 % increase. FIM saw inflow of new cash to an amount of EUR 2.0 billion and was able to increase average return on assets, while keeping costs stable. Assets under management decreased to EUR 70.0 billion on 30 September 2002 from EUR 79.4 billion at the end of 2001. The 11% fall is due entirely to market developments. Since 31 December 2001, the number of FTEs decreased by 78 to 610. Net operating profit rose 18% to EUR 39 million.

Private Banking's net operating profit stabilized at EUR 73 million in the first three quarter of 2002, despite the severe economic slowdown in the third quarter 2002. This development was mainly fuelled by further substantial cost savings as well as strategic initiatives focusing on non-cyclical income. The newly introduced high value-added services, such as specific Private Banking interest products and Trust operations, provided a stable revenue basis. In addition, the speedy implementation of the new management structure has facilitated the swift implementation of cross-border priorities and policies, both on the income and on the cost side.
Falling share prices depressed the value of assets under management on behalf of individuals by 15% to EUR 50.5 billion at the end of September 2002.
Relative to 2001 year-end the number of FTEs increased by 271 to 2,617. A further reduction of FTEs in the Netherlands among other countries was offset by an FTE increase due to the acquisition of Intertrust.

Insurance

Owing to excellent technical results and a restrained cost trend, the net operating profit excluding capital gains of the **insurance business** rose 4% to EUR 811 million relative to the first three quarters of 2001. The total net operating profit amounted to EUR 855 million (-14%) due to the lower realized capital gains on investments.

Technical results in Life increased by 15% relative to the first three quarters of 2001. In Non-life, technical results were up 17%. Whereas Accident and Health (+27%) and Motor (+60%) in particular achieved higher technical results, the Fire activities generated a lower result (-49%). On balance, the combined ratio of Non-life showed a slight upturn, from 103 to 104.

Claims due to the October storms in the Benelux are expected to be lower than those caused by earlier storms of comparable force. The said claims will be recorded in the fourth quarter, as will possible claims due to the recent tornadoes in the United States.

The number of FTEs in Insurance in the Benelux region remained unchanged organically from the end of last year (costs +3%). Due to the expansion of activities in the United States and the acquisition of Bernheim Comofi (1,491 FTEs), the total number of FTEs in Insurance rose from 23,803 on 31 December 2001 to 25,467 on 30 September 2002. Total costs in Insurance were up 7%.

Gross premium income in Life fell 24% to EUR 6,466 million. This decline is due in part to non-recurring events, such as the loss of premium income due to the divestment of Fortis Financial Group (from the second quarter of 2001) as well as Fortis Bank's one-off pension portability in the Netherlands in the first quarter of 2001 and the reclassification of premiums from Life to Non-life at Assurant in the United States. Excluding non-recurring events, the drop in gross premium income came to 14%. The decline in gross premium income is largely due to the reduced interest in unit-linked insurance policies at FB Verzekeringen among others. In Non-life, gross premium income grew 10% to EUR 9,128 million (up 3% organically).

In **the Netherlands,** technical results at **Fortis ASR** as a whole rose substantially. In Life, technical results increased to EUR 214 million (+37%). Technical results in Accident & Health rose to EUR 47 million (+19%), while technical results in other Non-Life Insurance fell to EUR 7 million from EUR 23 million, due to the large number of substantial bodily injury and fire claims. The increase in Fortis ASR's technical results was undone by a steep decline in realized capital gains of EUR 159 million. As a result, net operating profit fell to EUR 250 million from EUR 371 million. Relative to 31 December 2001 the number of FTEs remained unchanged at 5,302.

Gross premium income in Life amounted to EUR 2,299 million, 18% less than in the first three quarters of 2001. This decline may be attributed in part to the one-off EUR 349 million pension portability of Fortis Bank in 2001, the implementation of tax reforms and the current uncertainty surrounding legislation for insurance products. In Non-life, gross premium income was up 9% at EUR 1,507 million. Fortis ASR's gross premium income in Accident and Health climbed 13% to EUR 760 million in 2002, from EUR 669 million in 2001. The increase was generated by healthy organic growth and necessary adjustments to premiums.

Cost savings and strict monitoring of staffing levels kept internal costs at virtually the same level in 2002. This was achieved despite an increase in wage costs of around 4% as a result of the collective wage agreement concluded for the insurance business.

Fortis ASR's mortgage activities, which are very important to the company, showed excellent growth. Production increased by 22% to EUR 6.2 billion in 2002, from EUR 5.1 billion in 2001. ASR Bank has noted a shift from unit-linked mortgages towards more traditional types. It continues to successfully pursue its joint securitization programme with Fortis Bank.

In **Belgium, Fortis AG** achieved higher technical results both in Life and Non-life. Due to lower realized capital gains on investments, the net operating profit fell by 3%, to EUR 179 million. The number of FTEs at Fortis AG increased by almost 1,500, to 4,609 as a result of the acquisition of Bernheim Comofi.

Gross premium income in Life remained stable at EUR 1,164 million. The lower premiums from unit-linked life insurance were offset by higher premiums from traditional individual life insurance products and group life insurance. In Non-life gross premium income climbed 9% to EUR 648 million. Gross premium income increased in all lines, in particular in Motor (+12%) and Accident and Health (+8%).

Fortis AG launched custom-made insurance packages for the retail market under the name 'Familis'. The first results are encouraging. Since it was introduced in 2001, Fortis AG has also been posting good results with 'Modulis', a comparable custom-made product for small and medium-sized businesses. The introduction of Fortis-e-Benefits has also been a success. These on-line services offer straight-through processing of Employee Benefit schemes and may be accessed by brokers, employers and employees.

In the **United States, Fortis, Inc.** saw its net operating profit climb 9%, to EUR 239 million. Excluding the effect of the cheaper dollar the rise came to 13%. Expenses were up 8%, particularly due to the acquisitions of CORE, Inc. and the dental benefits division of Protective Life. The loss on bonds issued by distressed companies remained limited to EUR 69 million after tax.
Fortis, Inc. achieved good technical results, in particular in Accident and Health. The EUR 21 million increase in the net operating profit may be attributed primarily to the excellent performance at Fortis Health, which has successfully extended its individual health insurance portfolio. Fortis Health performed particularly well in health insurance for private individuals and small businesses on the strength of improved loss ratios. Assurant Group also saw its performance improve relative to the first three quarters of 2001. The number of FTE's at Fortis, Inc. increased by 2% to 11,298, relative to year-end 2001.

Total gross premium income remained virtually unchanged at EUR 6,358 million. In Life, gross premium income decreased, mainly as a result of the reclassification of premiums from Life to Non-Life at Assurant in the United States. Gross premium income in Life also declined owing to the loss of premium income due to the divestment of Fortis Financial Group (from the second quarter of 2001). The integration of Protective Life's dental insurance activities is proceeding according to plan and has contributed to the increase in gross premium income in Non-life. Fortis, Inc., the second largest provider of pre-need funeral insurance in the United States, saw its premium income in this market rise strongly in the first three quarters of 2002 (+12%).

Fortis Insurance International achieved a net operating profit of EUR 40 million, a decline of EUR 31 million (-44%) compared with the first three quarters of 2001. This may be attributed in part to loss of premium income due to the divestment of Fortis Australia. Fortis Assurances in France suffered a net operating loss of EUR 20 million. Fortis Insurance Ltd. in the United Kingdom continued to post good results, in particular in Motor, with a net operating profit of EUR 34 million. In Spain, both CAIFOR and Seguros BILBAO, in particular in Non-life, performed as expected, despite lower sales of unit-linked products by the former. Activities in Asia are promising. Since the start of its operations in China, Tai Ping Life's gross premium income totalled EUR 100 million. The Malaysian joint venture with Maybank has made a positive contribution to performance.
The net operating profit at Fortis Corporate Insurance rose to EUR 13 million from EUR 10 million, thanks to improved technical results.

Solvency

Despite the decline in the value of equity investments, Fortis's solvency remains as strong as ever. Equities represent no more than 8% of the total investment portfolio. On 30 September 2002, Fortis's net core capital stood at EUR 17.3 billion, EUR 7.5 billion (77%) in excess of the legally required minimum of EUR 9.8 billion and EUR 1.8 billion (11%) ahead of Fortis's own floor of EUR 15.5 billion.

Based on the share prices prevailing on 15 November 2002, Fortis's net core capital would remain EUR 8.1 billion (83%) above the legally required minimum and EUR 2.4 billion (15%) ahead of its own floor.
Fortis's net core capital is based on a conservative calculation and does not include unrealized capital gains on the bond portfolio (EUR 3.6 billion on 30 September 2002, EUR 3.0 billion on 15 November), nor goodwill and embedded value elements. The tier-1 ratio of the banking business stood at 8.7% on 30 September (8.5% on 31 December 2001).

Fortis solvency (in EUR billion)

	30 September 2002	*30 June 2002*
Net core capital	17.3	19.4
Legally required minimum [1]	9.8	10.3
Surplus above minimum	7.5	9.1
Surplus above minimum (in %)	77	88
Fortis's floor [2]	15.5	16.5
Surplus above floor	1.8	2.9
Surplus above floor (in %)	11	17

[1] 4% Tier 1 for banking activities and 100% of minimum required solvency for insurance activities.
[2] 6% Tier 1 for banking activities and 175% of minimum required solvency for insurance activities.

Net core capital (in EUR billion)

	30 September 2002
Net equity	10.6
Minority interests (excl. hybrids)	0.4
Fund for General Banking Risks	2.2
FRESH capital securities	1.2
Other hybrids [1]	2.9
Total	17.3

[1] This concerns deeply subordinated debts that at redemption date may either be reimbursed or kept as debt but at higher yields in case of the latter.

The annexes to this press release and the auditor's statement are available on www.fortis.com.

Press contacts:

Brussels: 32 (0) 2 565 35 84 *Utrecht:* 31 (0) 30 257 65 49

Investor Relations:

Brussels: 32 (0) 2 510 53 37 *Utrecht:* 31 (0) 30 257 65 46

Annexes to report on first three quarter figures 2002 of Fortis

REVIEW REPORT

Introduction

We have reviewed the results of the first three quarters 2002 of Fortis. These interim results are the responsibility of the management of Fortis. Our responsibility is to issue a report on these interim results based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the results of the first three quarters 2002 for them to be in conformity with generally accepted accounting principles for interim information.

Utrecht, 22 November 2002

KPMG Accountants N.V.

Brussels, 22 November 2002

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by
Ph. Barbier and D. van Woensel

Annexes to report on first three quarter figures 2002 of Fortis

Consolidated profit and loss account
(in EUR million)

	First three quarters 2002	*First three quarters 2001*	*Percentage change*
Revenues:			
Insurance premiums	12,989.9	14,022.9	(7)
Interest income	19,363.0	17,809.1	9
Commissions and fees	1,397.0	1,556.0	(10)
Results from financial transactions			
- on behalf of policyholders	(3,590.4)	(3,769.5)	(5)
- other	922.3	1,347.8	(32)
Other revenues			
- on behalf of policyholders	350.2	273.8	28
- other	1,679.1	1,633.6	3
Total revenues	33,111.1	32,873.7	1
Interest expense	(14,162.6)	(12,683.4)	12
Total revenues, net of interest expense	**18,948.5**	**20,190.3**	**(6)**
Technical charges insurance	(7,753.1)	(8,583.7)	(10)
Value adjustments	(444.1)	(256.1)	73
Net revenues	10,751.3	11,350.5	(5)
Operating expenses	(7,761.0)	(8,112.2)	(4)
Operating result before taxation	**2,990.3**	**3,238.3**	**(8)**
Taxation	(951.9)	(1,036.4)	(8)
Operating group profit	2,038.4	2,201.9	(7)
Minority interests	129.7	132.1	(2)
Net operating profit Before value adjustment	**1,908.7**	**2,069.8**	**(8)**
Value adjustment Of the equity portfolio	(2,125.0)		
Net operating profit After value adjustment	**(216.3)**	**2,069.8**	*
Non-operating items:			
- Suez (Insurance)		263.6	
- Fortis Financial Group (Insurance)		46.9	
- Australia (Insurance)		45.9	
- Kempen & Co (Insurance)		80.0	
- Reorganisation provision (Insurance)	(18.0)		
- Reorganisation provision (Banking)	(36.0)		
- Arbed (Banking)	18.7		
- Toplease (Banking)	72.6		
- Cedel (Banking)	92.3		
Non-operating items after taxation	129.6	436.4	
Net profit	**(86.7)**	**2,506.2**	*

Annexes to report on first three quarter figures 2002 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	30 September 2002	31 December 2001
Assets		
Cash	5,768.1	5,094.2
Trading securities	18,498.8	19,447.0
Investments	139,378.2	147,676.3
Loans and advances to credit institutions	90,206.9	63,761.9
Loans and advances to customers	175,174.7	176,833.9
Reinsurers' share of technical provisions	5,470.3	6,890.8
Deferred acquisition costs	2,824.4	2,963.6
Prepayments and accrued income	26,755.8	19,844.9
Investments on behalf of policyholders	18,232.7	23,567.4
Other assets	15,896.2	16,889.9
Total assets	**498,206.1**	**482,969.9**
Liabilities		
Amounts owed to credit institutions	109,528.3	96,337.3
Amounts owed to customers	178,087.2	179,687.2
Debt certificates	50,231.8	50,895.9
Technical provisions	60,049.1	59,533.4
Technical provisions related to Investments on behalf of policyholders	18,206.3	23,084.9
Accruals and deferred income	26,879.8	19,772.6
Other liabilities	27,874.0	23,998.3
Convertible notes	1,257.3	1,257.3
Subordinated convertible note *	1,250.0	
Subordinated liabilities *	9,775.7	10,209.1
	483,139.5	464,776.0
Fund for general banking risks *	2,214.4	2,216.7
Minority interests in group equity	2,263.2	2,132.7
Net equity	10,589.0	13,844.5
Group equity *	12,852.2	15,977.2
Total liabilities	**498,206.1**	**482,969.9**
* Risk-bearing capital	26,092.3	28,403.0

Annexes to report on first three quarter figures 2002 of Fortis

Key figures per share

	First three quarters 2002	*First three quarters 2001*
	EUR	EUR
Fortis		
Net operating profit	1.47	1.60
After full conversion [1]	1.45	1.57
Net profit	- 0.07	1.94
After full conversion [1]	- 0.07	1.89
Net equity	8.17	10.70 [4]
Average number of shares Outstanding	1,294,092,566 [2]	1,293,174,337 [3]
Number of shares outstanding End of period	1,295,379,559 [2]	1,293,565,659 [4]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *After repurchase of Fortis shares by Fortis (NL).*
4) *Year-end 2001.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2001	**13,844.5**
Issue of shares Option plans / Share plans	37.4
Net profit	(86.7)
Dividend	(1,139.3)
Revaluation of investments	(1,426.9)
Reversal of revaluation on sale of investments	(120.3)
Taxation	150.4
Goodwill	(464.1)
Translations differences	(208.7)
Other changes in net equity	2.7
Net equity at 30 September 2002	**10,589.0**

Solvency

	Floor	*Cap*
Net core capital [1]	17,316.6	17,316.6
Solvency requirement	15,543.4	19,796.9
Solvency surplus / deficit	1,773.2	(2,480.3)
Net core capital as multiple of solvency target	1.11	0.87

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Annexes to report on first three quarter figures 2002 of Fortis

Profit and Loss account by sector
(in EUR million)

	Insurance	*Banking*	*General [1]*	*First three quarters 2002 Total*
Revenues:				
Insurance premiums	12,989.9			12,989.9
Interest income	2,459.2	17,127.0	(223.2)	19,363.0
Commissions and fees		1,397.0		1,397.0
Results from financial transactions				
- on behalf of policyholders	(3,590.4)			(3,590.4)
- other	18.1	915.8	(11.6)	922.3
Other revenues				
- on behalf of policyholders	350.2			350.2
- other	1,101.7	568.7	8.7	1,679.1
Total revenues	13,328.7	20,008.5	(226.1)	33,111.1
Interest expense	(553.9)	(13,768.1)	159.4	(14,162.6)
Total revenues, net of interest expense	**12,774.8**	**6,240.4**	**(66.7)**	**18,948.5**
Technical charges insurance	(7,753.1)			(7,753.1)
Value adjustments	(30.4)	(413.7)		(444.1)
Net revenues	4,991.3	5,826.7	(66.7)	10,751.3
Operating expenses	(3,761.6)	(3,918.0)	(81.4)	(7,761.0)
Operating result before taxation	**1,229.7**	**1,908.7**	**(148.1)**	**2,990.3**
Taxation	(328.3)	(659.5)	35.9	(951.9)
Operating group profit	901.4	1,249.2	(112.2)	2,038.4
Minority interests	46.3	49.4	34.0	129.7
Net operating profit Before value adjustment	**855.1**	**1,199.8**	**(146.2)**	**1,908.7**
Value adjustment Of the equity portfolio			(2,125.0)	(2,125.0)
Net operating profit After value adjustment	**855.1**	**1,199.8**	**(2,271.2)**	**(216.3)**
Non-operating items after taxation	(18.0)	147.6		129.6
Net profit	**837.1**	**1,347.4**	**(2,271.2)**	**(86.7)**
Net interest income		3,358.9		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first three quarter figures 2002 of Fortis

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	*First three quarters 2001* Total
Revenues:				
Insurance premiums	14,022.9			14,022.9
Interest income	2,379.5	15,609.6	(180.0)	17,809.1
Commissions and fees		1,556.0		1,556.0
Results from financial transactions				
- on behalf of policyholders	(3,769.5)			(3,769.5)
- other	277.3	1,069.8	0.7	1,347.8
Other revenues				
- on behalf of policyholders	273.8			273.8
- other	1,041.5	588.0	4.1	1,633.6
Total revenues	14,225.5	18,823.4	(175.2)	32,873.7
Interest expense	(503.3)	(12,347.3)	167.2	(12,683.4)
Total revenues, net of interest expense	**13,722.2**	**6,476.1**	**(8.0)**	**20,190.3**
Technical charges insurance	(8,583.7)			(8,583.7)
Value adjustments		(256.1)		(256.1)
Net revenues	5,138.5	6,220.0	(8.0)	11,350.5
Operating expenses	(3,747.1)	(4,270.7)	(94.4)	(8,112.2)
Operating result before taxation	**1,391.4**	**1,949.3**	**(102.4)**	**3,238.3**
Taxation	(346.3)	(718.8)	28.7	(1,036.4)
Operating group profit	1,045.1	1,230.5	(73.7)	2,201.9
Minority interests	46.0	51.8	34.3	132.1
Net operating profit	**999.1**	**1,178.7**	**(108.0)**	**2,069.8**
Non-operating items after taxation	436.4			436.4
Net profit	**1,435.5**	**1,178.7**	**(108.0)**	**2,506.2**
Net interest income		3,262.3		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first three quarter figures 2002 of Fortis

Balance sheet by sector
(in EUR million)

				30 September 2002
	Insurance	*Banking*	*General* [1]	*Total*
Assets				
Cash	1,845.5	4,573.3	(650.7)	5,768.1
Trading securities		18,498.8		18,498.8
Investments	49,055.8	90,207.9	114.5	139,378.2
Loans and advances to credit institutions	1,760.4	89,026.0	(579.5)	90,206.9
Loans and advances to customers	16,393.9	163,041.6	(4,260.8)	175,174.7
Reinsurers' share of technical provisions	5,470.3			5,470.3
Deferred acquisition costs	2,824.4			2,824.4
Prepayments and accrued income	1,204.7	25,732.5	(181.4)	26,755.8
Investments on behalf of policyholders	18,232.7			18,232.7
Other assets	5,689.3	10,260.2	(53.3)	15,896.2
Total assets	**102,477.0**	**401,340.3**	**(5,611.2)**	**498,206.1**
Liabilities				
Amounts owed to credit institutions	944.2	112,210.1	(3,626.0)	109,528.3
Amounts owed to customers		179,972.4	(1,885.2)	178,087.2
Debt certificates	6,194.9	40,694.2	3,342.7	50,231.8
Technical provisions	60,049.1			60,049.1
Technical provisions related to investments on behalf of policyholders	18,206.3			18,206.3
Accruals and deferred income	1,143.2	25,460.7	275.9	26,879.8
Other liabilities	8,816.5	21,146.6	(2,089.1)	27,874.0
Convertible notes	1.4		1,255.9	1,257.3
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,329.0	9,572.2	(2,125.5)	9,775.7
	97,684.6	389,056.2	(3,601.3)	483,139.5
Fund for general banking risks		2,214.4		2,214.4
Minority interests in group equity	750.0	955.4	557.8	2,263.2
Net equity	4,042.4	9,114.3	(2,567.7)	10,589.0
Group equity	4,792.4	10,069.7	(2,009.9)	12,852.2
Total liabilities	**102,477.0**	**401,340.3**	**(5,611.2)**	**498,206.1**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first three quarter figures 2002 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 December 2001 Total
Assets				
Cash	1,154.1	4,555.2	(615.1)	5,094.2
Trading securities		19,447.0		19,447.0
Investments	50,487.3	96,866.9	322.1	147,676.3
Loans and advances to credit institutions	1,971.2	62,459.9	(669.2)	63,761.9
Loans and advances to customers	16,121.2	164,089.8	(3,377.1)	176,833.9
Reinsurers' share of technical provisions	6,890.8			6,890.8
Deferred acquisition costs	2,963.6			2,963.6
Prepayments and accrued income	1,318.2	18,652.4	(125.7)	19,844.9
Investments on behalf of policyholders	23,567.4			23,567.4
Other assets	5,463.0	11,922.9	(496.0)	16,889.9
Total assets	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**
Liabilities				
Amounts owed to credit institutions	378.3	98,273.7	(2,314.7)	96,337.3
Amounts owed to customers		181,324.8	(1,637.6)	179,687.2
Debt certificates	4,601.4	42,415.9	3,878.6	50,895.9
Technical provisions	59,533.4			59,533.4
Technical provisions related to investments on behalf of policyholders	23,084.9			23,084.9
Accruals and deferred income	1,496.9	18,303.8	(28.1)	19,772.6
Other liabilities	10,584.5	15,767.9	(2,354.1)	23,998.3
Convertible notes	1.4		1,255.9	1,257.3
Subordinated liabilities	2,475.6	9,985.6	(2,252.1)	10,209.1
	102,156.4	366,071.7	(3,452.1)	464,776.0
Fund for general banking risks		2,216.7		2,216.7
Minority interests in group equity	694.5	798.6	639.6	2,132.7
Net equity	7,085.9	8,907.1	(2,148.5)	13,844.5
Group equity	7,780.4	9,705.7	(1,508.9)	15,977.2
Total liabilities	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first three quarter figures 2002 of Fortis

Assets under management by origin
(in EUR million)

		30 September 2002		*31 December 2001*		*Percentage change*
Investments insurance	49,055.8		50,487.3		(3)	
Investments banking	90,207.9		96,866.9		(7)	
Total investments for own account [1]		139,378.2		147,676.3		(6)
Investments on behalf of policyholders		18,232.7		23,567.4		(23)
Funds under management		126,588.9		144,862.7		(13)
Total assets under management		**284,199.8**		**316,106.4**		**(10)**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment
(in EUR million)

30 September 2002

	Shares	*Land and buildings*	*Debt securities*	Total
Private Banking	21,211.0		29,314.0	50,525.0
Asset Management	32,852.0	11.0	37,170.0	70,033.0
Other	5,457.7	334.9	16,502.3	22,294.9
Subtotaal	59,520.7	345.9	82,986.3	142,852.9
Eliminations	(11,684.0)		(4,580.0)	(16,264.0)
Total funds under management	**47,836.7**	**345.9**	**78,406.3**	**126,588.9**

Roll-forward funds under management for the first three quarters 2002
(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2001	59,301.0	79,432.0	22,333.7	(16,204.0)	144,862.7
Net new means	783.0	1,982.0	1,436.7	(1,707.0)	2,494.7
Capital gains/losses	(8,452.0)	(11,381.0)	(2,582.5)	1,647.0	(20,768.5)
Transfer between business lines	(1,107.0)		1,107.0		
Closing balance at 30 September 2002	**50,525.0**	**70,033.0**	**22,294.9**	**(16,264.0)**	**126,588.9**

Annexes to report on first three quarter figures 2002 of Fortis

Summary of consolidated figures Insurance

(in EUR million)

	First three quarters 2002	*First three quarters 2001*
AMEV Stad Rotterdam Verzekeringsgroep		
Total revenues, net of interest expense	2,500.8	3,542.8
Operating result before taxation	372.3	518.2
Net operating profit	250.5	370.9
Total assets	38,963.5	41,654.0 [2]
Fortis AG		
Total revenues, net of interest expense	2,196.3	2,104.5
Operating result before taxation	238.4	229.5
Net operating profit	179.3	185.7
Total assets	16,724.3	15,940.0 [2]
FB Insurance		
Total revenues, net of interest expense	811.3	1,579.3
Operating result before taxation	186.7	201.9
Net operating profit	132.6	143.0
Total assets	14,663.3	16,349.6 [2]
Fortis International		
Total revenues, net of interest expense	2,030.1	2,087.3
Operating result before taxation	87.9	118.0
Net operating profit	53.9	81.4
Total assets	11,528.4	10,542.9 [2]
Fortis, Inc.		
Total revenues, net of interest expense	5,236.3	4,408.3
Operating result before taxation	344.4	323.8
Net operating profit	238.8	218.1
Total assets	20,881.5	25,736.3 [2]
Insurance		
Total revenues, net of interest expense	12,774.8	13,722.2
Operating result before taxation	1,229.7	1,391.4
Net operating profit	855.1	999.1
Total assets [1]	102,477.0	109,936.8 [2]

[1] *Including eliminations.*
[2] *Year-end 2001.*

Annexes to report on first three quarter figures 2002 of Fortis

Profit and loss account insurance
(in EUR million)

			First three quarters 2002
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	6,369.0	6,620.9	12,989.9
Interest income	1,884.7	574.5	2,459.2
Results from financial transactions			
- on behalf of policyholders	(3,590.4)		(3,590.4)
- other	49.1	(31.0)	18.1
Other revenues			
- on behalf of policyholders	350.2		350.2
- other	765.6	336.1	1,101.7
Total revenues	5,828.2	7,500.5	13,328.7
Interest expense	(472.3)	(81.6)	(553.9)
Total revenues, net of interest expense	**5,355.9**	**7,418.9**	**12,774.8**
Technical charges insurance	(3,531.4)	(4,221.7)	(7,753.1)
Value adjustments	(30.4)		(30.4)
Net revenues	1,794.1	3,197.2	4,991.3
Operating expenses	(1,064.3)	(2,697.3)	(3,761.6)
Operating result before taxation	**729.8**	**499.9**	**1,229.7**
Taxation	(184.0)	(144.3)	(328.3)
Operating group profit	545.8	355.6	901.4
Minority interests	44.8	1.5	46.3
Net operating profit	**501.0**	**354.1**	**855.1**
Non-operating items after taxation	(6.0)	(12.0)	(18.0)
Net profit	**495.0**	**342.1**	**837.1**
Technical result:			
- Life	619.5		
- Accident & Health		226.8	
- Motor		74.1	
- Fire		14.2	
- Other		119.0	
Total technical result	**619.5**	**434.1**	
Realized and unrealized capital gains	51.8	(30.2)	
Exceptional income and charges	(0.9)		
Other	59.4	96.0	
Operating result before taxation	**729.8**	**499.9**	

Annexes to report on first three quarter figures 2002 of Fortis

Profit and loss account insurance
(in EUR million)

			First three quarters 2001
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	8,011.2	6,011.7	14,022.9
Interest income	1,929.0	450.5	2,379.5
Results from financial transactions			
- on behalf of policyholders	(3,769.5)		(3,769.5)
- other	262.3	15.0	277.3
Other revenues			
- on behalf of policyholders	273.8		273.8
- other	677.6	363.9	1,041.5
Total revenues	7,384.4	6,841.1	14,225.5
Interest expense	(396.8)	(106.5)	(503.3)
Total revenues, net of interest expense	**6,987.6**	**6,734.6**	**13,722.2**
Technical charges insurance	(4,771.6)	(3,812.1)	(8,583.7)
Net revenues	2,216.0	2,922.5	5,138.5
Operating expenses	(1,284.2)	(2,462.9)	(3,747.1)
Operating result before taxation	**931.8**	**459.6**	**1,391.4**
Taxation	(213.1)	(133.2)	(346.3)
Operating group profit	718.7	326.4	1,045.1
Minority interests	45.3	0.7	46.0
Net operating profit	**673.4**	**325.7**	**999.1**
Non operating items after taxation	309.4	127.0	436.4
Net profit	**982.8**	**452.7**	**1,435.5**
Technical result:			
- Life	538.3		
- Accident & Health		178.6	
- Motor		46.3	
- Fire		28.0	
- Other		118.4	
Total technical result	**538.3**	**371.3**	
Realized and unrealized capital gains	255.8	14.8	
Exceptional income and charges	(2.4)	(2.8)	
Other	140.1	76.3	
Operating result before taxation	**931.8**	**459.6**	

Annexes to report on first three quarter figures 2002 of Fortis

Specification of net premiums earned
(in EUR million)

	Life				*Non-life*	*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First three quarters 2002						
Gross premiums	6,465.9	3,573.3	1,199.0	727.9	3,627.6	15,593.7
Ceded reinsurance premiums	(96.9)	(436.3)	(20.2)	(127.4)	(1,549.5)	(2,230.3)
Net change in provisions for unearned premiums		(93.2)	(89.1)	(44.3)	(146.9)	(373.5)
Total net premiums earned	**6,369.0**	**3,043.8**	**1,089.7**	**556.2**	**1,931.2**	**12,989.9**
First three quarters 2001						
Gross premiums	8,463.7	3,270.9	1,133.2	646.1	3,246.5	16,760.4
Ceded reinsurance premiums	(452.5)	(416.4)	(43.7)	(105.8)	(1,382.9)	(2,401.3)
Net change in provisions for unearned premiums		(94.5)	(84.7)	(33.9)	(123.1)	(336.2)
Total net premiums earned	**8,011.2**	**2,760.0**	**1,004.8**	**506.4**	**1,740.5**	**14,022.9**

Net premiums earned by line of business, by region
(in EUR million)

	Life				*Non-life*	*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First three quarters 2002						
Belgium	2,300.8	211.7	225.0	212.1	97.1	3,046.7
The Netherlands	2,245.0	479.4	363.7	206.5	227.7	3,522.3
Luxembourg	305.4	0.3		4.7	2.0	312.4
Total Benelux	4,851.2	691.4	588.7	423.3	326.8	6,881.4
United States	694.0	2,308.6			1,559.1	4,561.7
Rest of the world	823.8	43.8	501.0	132.9	45.3	1,546.8
Total	**6,369.0**	**3,043.8**	**1,089.7**	**556.2**	**1,931.2**	**12,989.9**
First three quarters 2001						
Belgium	2,903.4	197.3	211.2	198.2	79.4	3,589.5
The Netherlands	2,745.4	423.7	340.9	190.8	186.4	3,887.2
Luxembourg	383.6	0.3		4.9	1.8	390.6
Total Benelux	6,032.4	621.3	552.1	393.9	267.6	7,867.3
United States	951.8	2,096.6			1,412.5	4,460.9
Rest of the world	1,027.0	42.1	452.7	112.5	60.4	1,694.7
Total	**8,011.2**	**2,760.0**	**1,004.8**	**506.4**	**1,740.5**	**14,022.9**

Annexes to report on first three quarter figures 2002 of Fortis

Specification life insurance premiums
(in EUR million)

	First three quarters 2002	*First three quarters 2001*	*Percentage change*
Individual premiums	5,145.5	6,598.0	(22)
Premiums under group contracts	1,320.4	1,865.7	(29)
Gross premiums	**6,465.9**	**8,463.7**	**(24)**
Periodic premiums	3,019.6	2,925.2	3
Single premiums	3,446.3	5,538.5	(38)
Gross premiums	**6,465.9**	**8,463.7**	**(24)**
Premiums from:			
- Non-bonus contracts	1,651.9	1,803.6	(8)
- Bonus contracts	3,056.8	3,561.8	(14)
- Contracts where the policyholders bear the investment risk	1,757.2	3,098.3	(43)
Gross premiums	**6,465.9**	**8,463.7**	**(24)**
Individual contracts:			
- Periodic premiums	1,536.0	1,416.3	8
- Single premiums	2,091.1	2,301.9	(9)
Premiums group contracts	1,081.6	1,647.2	(34)
Investment-linked premiums	1,757.2	3,098.3	(43)
Gross premiums	**6,465.9**	**8,463.7**	**(24)**

Key figures insurance by quarter
(in EUR million)

			2002		*2001*
	third quarter	*second quarter*	*first quarter*	*fourth quarter*	*third quarter*
Premiums earned Life	2,111.4	1,877.6	2,380.0	2,186.6	2,005.0
Premiums earned Non-life	2,174.3	2,203.5	2,243.1	1,952.9	2,019.3
Operating expenses	(1,238.8)	(1,290.9)	(1,247.5)	(1,214.6)	(1,233.4)
Operating result before taxation	316.1	484.1	429.5	275.7	448.2
Taxation	(98.9)	(117.1)	(112.3)	(49.7)	(114.7)
Net operating profit	**200.3**	**353.2**	**301.6**	**210.3**	**318.8**
Non operating items after taxation		(18.0)		(68.4)	126.0
Net profit	**200.3**	**335.2**	**301.6**	**141.9**	**444.8**

Annexes to report on first three quarter figures 2002 of Fortis

Specification of commissions and fees banking
(in EUR million)

		First three quarters 2002		*First three quarters 2001*		*Percentage change*
Issuance	60.4		70.2		(14)	
Securities transactions	394.3		428.2 *)		(8)	
Insurance	99.9		115.1		(13)	
Asset management	529.2		561.6 *)		(6)	
Payment services	255.3		249.8		2	
Miscellaneous	455.0		529.1		(14)	
Total commission income		1,794.1		1,954.0		(8)
Commission paid		(397.1)		(398.0) *)		(0)
Net commission income		**1,397.0**		**1,556.0**		**(10)**

*) Reclassification

Specification of result from financial transactions banking
(in EUR million)

	First three quarters 2002	*First three quarters 2001*	*Percentage change*
Trading	461.4	596.6	(23)
Venture capital	(14.9)	6.0	*
Realized capital gains and losses	469.3	467.2	0
Total	**915.8**	**1,069.8**	**(14)**

Specification of other revenues banking
(in EUR million)

	First three quarters 2002	*First three quarters 2001*	*Percentage change*
Dividends from equity securities	44.5	35.7	25
Rental income land & buildings	107.7	102.9	5
Revenues from participating interests	28.5	22.0	30
Income from leasing activities	289.9	310.2	(7)
Other revenues	98.1	117.2	(16)
Total	**568.7**	**588.0**	**(3)**

Annexes to report on first three quarter figures 2002 of Fortis

Specification operating expenses banking
(in EUR million)

	First three quarters 2002	*First three quarters 2001*	*Percentage change*
Staff costs	2,226.0	2,260.2	(2)
Depreciation and amortization	190.4	209.2	(9)
Other costs	1,281.0	1,560.0	(18)
	3,697.4	4,029.4	(8)
Cost of assets held for lease	220.6	241.3	(9)
Total operating expenses	**3,918.0**	**4,270.7**	**(8)**

Selected balance sheet figures banking
(in EUR million)

		30 September 2002		*31 December 2001*
Balance sheet total		401,340.3		377,994.1
Risk-bearing capital		21,856.3		21,908.0
Risk-weighted assets		153,233.2		152,606.5
Tier 1 ratio (in %)		8.7		8.5
Total capital ratio (in %)		13.4		13.5
Loans and advances to customers:				
• public sector		4,783.9		5,965.3
• private sector				
* commercial		90,213.5		94,063.2
* retail				
- mortgages	43,836.2		40,816.3	
- other	24,208.0		23,245.0	
		68,044.2		64,061.3
Total loans and advances to customers		**163,041.6**		**164,089.8**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	42,784.8		40,768.4	
* with agreed maturity dates or periods of notice	47,765.7		54,471.4	
		90,550.5		95,239.8
• other debts				
* repayable on demand	53,130.8		53,428.7	
* with agreed maturity dates or periods of notice	36,291.1		32,656.3	
		89,421.9		86,085.0
Total amounts owed to customers		**179,972.4**		**181,324.8**

Annexes to report on first three quarter figures 2002 of Fortis

Key figures banking by quarter
(in EUR million)

	2002			2001	
	third quarter	*second quarter*	*first quarter*	*fourth quarter*	*third quarter*
Net interest income	1,078.7	1,136.8	1,143.4	1,141.7	1,097.9
Commissions and fees	448.3	478.8	469.9	422.4	512.2
Results from financial transactions	207.0	240.1	468.7	(67.3)	223.2
Other revenues	177.4	186.3	205.0	309.3	173.7
Total revenues. Net of interest expense	**1,911.4**	**2,042.0**	**2,287.0**	**1,806.1**	**2,007.0**
Value adjustments	(154.8)	(216.1)	(42.8)	(369.7)	(93.4)
Staff costs	(740.7)	(738.0)	(747.3)	(734.7)	(784.9)
Other operating expenses	(440.9)	(498.7)	(531.8)	(550.2)	(583.8)
Cost of assets held for lease	(66.4)	(61.5)	(92.7)	(102.3)	(85.6)
Operating result before taxation	**508.6**	**527.7**	**872.4**	**49.2**	**459.3**
Taxation	(228.6)	(161.7)	(269.2)	25.8	(189.7)
Minority interests	15.7	16.8	16.9	15.3	16.5
Net operating profit	**264.3**	**349.2**	**586.3**	**59.7**	**253.1**
Non-operating items after taxation	89.6	39.3	18.7	(34.2)	
Net profit	**353.9**	**388.5**	**605.0**	**25.5**	**253.1**

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